Exhibit 99.1

Corporate Headquarters 40W267 Keslinger Road PO Box 393
For Immediate Release
For Details Contact:
Edward J. Richardson		Kathleen S. Dvorak	LaFox, IL 60147-0393
Chairman and CEO		EVP & CFO	USA
Phone:	(630) 208-2340	(630) 208-2208	Phone:	(630) 208-2200
E-mail:	info@rell.com		Fax:	(630) 208-2550

RICHARDSON ELECTRONICS

REPORTS FISCAL 2008 RESULTS

LaFox, IL, July 30, 2008: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported its results for the fourth quarter and full year ended May 31, 2008.

Net sales during fiscal 2008 were $568.4 million, up 2%, from net sales during fiscal 2007. Operating loss during fiscal 2008 was $1.3 million, compared to operating income of $7.8 million last year. Operating loss during fiscal 2008 includes a non-cash goodwill impairment charge of $11.5 million. Net loss from continuing operations for fiscal 2008, which includes the impairment charge, was $8.5 million, compared to net income from continuing operations during fiscal 2007 of $1.5 million. Net loss from continuing operations for fiscal 2008 includes a $2.3 million tax benefit related to the impairment charge.

Excluding the impairment charge, on a non-GAAP basis, operating income for fiscal 2008 was $10.2 million and net income from continuing operations was $0.8 million.

IMPROVED FOURTH QUARTER OPERATING PERFORMANCE

Net sales during the fourth quarter of fiscal 2008 were $155.1 million, compared to $146.2 million during fiscal 2007. Gross margin improved 190 basis points, from 22.5% during fiscal 2007, to 24.4% during fiscal 2008. Selling, general, and administrative expenses as a percent of net sales were 20.6%, compared to 24.9% last year. Operating loss during the fourth quarter of fiscal 2008, which includes the goodwill impairment charge, was $5.7 million, compared to an operating loss of $2.0 million last year. Excluding the impairment charge, operating income for the fourth quarter was $5.8 million and net income from continuing operations was $4.0 million.

“I am pleased with our sales growth and operating performance during the fourth quarter. Our sales growth of 6.0% includes growth in our RFPD and DSG businesses, while EDG remained relatively flat. In addition, I am encouraged by the improvements we are seeing in our underlying operating performance as well as the progress we have made with our company-wide initiatives.” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

“During the fourth quarter, our cash generated from operating activities was $19.7 million, compared to cash used in operating activities of $0.2 million last year. This reflects the improved working capital discipline implemented during fiscal 2008. We ended fiscal 2008 with total debt less cash of $15.6 million,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

“Our efforts are resulting in improvements in many of our key financial metrics. Excluding the goodwill impairment charge, our fourth quarter financial results demonstrate the capabilities of our business model to deliver sustainable, long-term growth and value for our shareholders,” added Mr. Richardson.

GOODWILL IMPAIRMENT

During the fourth quarter of every fiscal year, the Company reviews goodwill for impairment by applying a fair-value based test. The test for impairment indicated that the fair value of the Company’s Display Systems Group was less than its carrying value as of the March 1, 2008, measurement date. As a result, during the fourth quarter, the Company recorded an impairment charge of $11.5 million as a non-cash charge to operating expenses. The Company also recorded a $2.3 million tax benefit as a result of the impairment charge.

FINANCIAL HIGHLIGHTS — TWELVE MONTHS ENDED MAY 31, 2008

•	Cash flows provided by operating activities were $27.9 million during fiscal 2008 while cash flows used in operating activities were $9.0 million during fiscal 2007.

•	Net sales for the RF, Wireless & Power Division, the Electron Device Group, and the Display Systems Group increased 1.7%, 2.0%, and 3.1%, respectively, during fiscal 2008 compared to fiscal 2007.

•

Gross margin percentage for the RF, Wireless & Power Division, the Electron Device Group, and the Display Systems Group decreased by 0.1%, 0.7%, and 2.2%, respectively, during fiscal 2008 compared to fiscal 2007.

•

Excluding certain items as noted in the “Non-GAAP Financial Information” section of this press release, gross margin was $138.4 million during fiscal 2008, an increase of $6.0 million, compared to gross profit of $132.4 million during fiscal 2007. Gross margin percentage was 24.4% during fiscal 2008, a 60 basis point improvement, from 23.8% during fiscal 2007.

•

Operating loss during fiscal 2008 was $1.3 million, compared to operating income of $7.8 million during fiscal 2007. Excluding the items noted in the “Non-GAAP Financial Information” section of this press release, operating income during fiscal 2008 was $16.3 million, a 101% increase, compared to operating income of $8.1 million during fiscal 2007.

•

Net loss from continuing operations during fiscal 2008 was $8.5 million compared to net income from continuing operations of $1.5 million during fiscal 2007. Excluding the goodwill impairment charge of $11.5 million ($9.2 million, net of tax benefit of $2.3 million) net income from continuing operations during fiscal 2008 was $0.8 million.

IMPROVED WORKING CAPITAL MANAGEMENT AND CASH FLOWS

Cash and cash equivalents were $40.0 million at May 31, 2008, as compared to $17.4 million as of June 2, 2007. The increase in overall cash and cash equivalents during fiscal 2008 reflects $29.3 million of cash provided by improved working capital management. This is a $37.9 million improvement compared to cash used to support an increase in working capital of $8.6 million during fiscal 2007.

Total debt less cash as of May 31, 2008, was $15.6 million, compared to $42.1 million as of June 2, 2007.

NON-GAAP FINANCIAL INFORMATION

Richardson Electronics, Ltd.

Gross Profit and Operating Income / (Loss) Reconciliations

(in millions)

	Twelve Months Ended May 31, 2008		Twelve Months Ended June 2, 2007
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
GAAP Gross Profit, as reported	$135.6	23.9%	$132.4	23.8%
Adjustments:
Inventory write-downs	2.8	0.5%	—	—

Adjusted Gross Profit	$138.4	24.4%	$132.4	23.8%

GAAP Operating Income/(Loss), as reported	$(1.3)	(0.2)%	$7.8	1.4%
Adjustments:
Impairment of goodwill	11.5	2.0%
Inventory write-downs	2.8	0.5%	—	—
Employee termination related expenses	3.3	0.6%	3.9	0.7%
Less gain on disposal of assets	—	—	(3.6)	(0.6)%

Adjusted Operating Income	$16.3	2.9%	$8.1	1.5%

In addition to disclosing results that are determined in accordance with Generally Accepted Accounting Principles (“GAAP”), the Company adjusts for certain charges that it believes impacts the comparability of the results of operations.

The Company believes that such non-GAAP financial information is useful to investors to assist in assessing and understanding the Company’s operating performance and the underlying trends in the Company’s business.

OUTLOOK

“We believe that our cost reduction initiatives and our disciplined focus on working capital management will result in continued improvement in our cash flows and overall financial performance during fiscal 2009. I am encouraged by the progress we have made in a relatively short period of time and remain optimistic about our long-term prospects,” added Mr. Richardson.

CONFERENCE CALL INFORMATION

On Thursday, July 31, 2008, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s fourth quarter and fiscal 2008 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-482-0024 and enter passcode 46231055 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on July 31, 2008, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 77481736.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	May 31, 2008	June 2, 2007	May 31, 2008	June 2, 2007
Statements of Operations
Net sales	$155,093	$146,246	$568,409	$557,291
Cost of sales	117,173	113,343	432,810	424,888

Gross profit	37,920	32,903	135,599	132,403
Selling, general, and administrative expenses	32,018	36,428	125,330	128,175
Impairment of goodwill	11,506	—	11,506	—
(Gain) loss on disposal of assets	97	(1,518)	27	(3,616)

Operating income (loss)	(5,701)	(2,007)	(1,264)	7,844

Other (income) expense:
Interest expense	1,239	1,081	6,854	5,292
Investment income	(357)	(107)	(928)	(992)
Foreign exchange (gain) loss	(67)	(1,359)	1,485	(1,078)
Retirement of long-term debt expenses	—	—	—	2,540
Other, net	(19)	(102)	14	(100)

Total other (income) expense	796	(487)	7,425	5,662

Income (loss) from continuing operations before income taxes	(6,497)	(1,520)	(8,689)	2,182
Income tax provision (benefit)	(1,263)	(1,022)	(218)	634

Income (loss) from continuing operations	(5,234)	(498)	(8,471)	1,548
Income from discontinued operations, net of tax	—	40,157	45	39,131

Net income (loss)	$(5,234)	$39,659	$(8,426)	$40,679

Net income (loss) per common share – basic:
Income (loss) from continuing operations	$(0.30)	$(0.03)	$(0.48)	$0.09
Income from discontinued operations	0.00	2.32	0.00	2.27

Net income (loss) per common share – basic	$(0.30)	$2.29	$(0.48)	$2.36

Net income (loss) per common share – diluted:
Income (loss) from continuing operations	$(0.30)	$(0.03)	$(0.48)	$0.09
Income from discontinued operations	0.00	2.32	0.00	2.21

Net income (loss) per common share – diluted	$(0.30)	$2.29	$(0.48)	$2.30

Weighted average number of shares:
Common shares – basic	14,806	14,588	14,794	14,517

Class B common shares – basic	3,048	3,048	3,048	3,048

Common shares – diluted (1)	14,806	14,588	14,794	17,667

Class B common shares – diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.040	$0.120	$0.160

Dividends per Class B common share	$0.018	$0.036	$0.108	$0.144

(1)	Total common stock equivalents and Class B common stock for the three and twelve months ended May 31, 2008, are excluded from the diluted earnings per share calculation because their impact would be anti-dilutive.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	May 31, 2008	June 2, 2007
Assets
Current assets:
Cash and cash equivalents	$40,042	$17,436
Restricted cash	—	61,899
Receivables, less allowance of $1,635 and $1,574	109,520	105,709
Inventories	93,858	110,174
Prepaid expenses	4,300	5,129
Deferred income taxes	2,121	2,131
Current assets of discontinued operations held for sale	—	242

Total current assets	249,841	302,720

Non-current assets:
Property, plant and equipment, net	28,635	29,278
Goodwill	1,483	11,611
Other intangible assets, net	758	1,581
Non-current deferred income taxes	3,875	389
Assets held for sale	105	1,429
Other non-current assets	1,538	2,058
Non-current assets of discontinued operations held for sale	—	5

Total non-current assets	36,394	46,351

Total assets	$286,235	$349,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$58,860	$55,530
Accrued liabilities	21,818	31,330
Current portion of long-term debt	—	65,711
Current liabilities of discontinued operations held for sale	—	2,737

Total current liabilities	80,678	155,308

Non-current liabilities:
Long-term debt, less current portion	55,683	55,683
Long-term income tax liabilities	6,768	—
Other non-current liabilities	1,676	1,535

Total non-current liabilities	64,127	57,218

Total liabilities	144,805	212,526

Commitment and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 15,929 shares at May 31, 2008, and 15,920 shares at June 2, 2007	797	796
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at May 31, 2008, and 3,048 share at June 2, 2007	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	119,735	118,880
Common stock in treasury, at cost, 1,065 shares at May 31, 2008, and 1,179 shares at June 2, 2007	(6,310)	(6,989)
Retained earnings	11,098	21,631
Accumulated other comprehensive income	15,958	2,075

Total stockholders’ equity	141,430	136,545

Total liabilities and stockholders’ equity	$286,235	$349,071

Richardson Electronics, Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Twelve Months Ended
	May 31, 2008	June 2, 2007	May 31, 2008	June 2, 2007
Operating activities:
Net income (loss)	$(5,234)	$39,659	$(8,426)	$40,679
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,317	1,471	5,257	6,126
Impairment of goodwill	11,506	—	11,506	—
Gain on disposal of segment of business	—	(41,565)	—	(41,565)
(Gain) loss on disposal of assets	97	(1,484)	27	(3,582)
Retirement of long-term debt expenses	—	—	—	2,540
Write-off of deferred financing costs	—	—	643	62
Stock compensation expense	164	179	687	953
Deferred income taxes	(2,096)	(108)	(3,026)	309
Accounts receivable	(4,266)	(8,651)	3,535	(3,635)
Inventories	14,717	4,961	23,403	(9,836)
Accounts payable	663	4,330	2,344	4,871
Accrued liabilities	1,662	4,824	(6,928)	(2,234)
Other liabilities	221	(235)	91	371
Other	907	(3,552)	(1,197)	(4,019)

Net cash provided by (used in) operating activities	19,658	(171)	27,916	(8,960)

Investing activities:
Capital expenditures	(271)	(1,685)	(4,464)	(6,401)
Proceeds from sale of assets	130	1,984	1,137	5,093
Contingent purchase price consideration	(96)	—	(256)	—
Proceeds from sale of segment of business, net of transaction expenses paid		78,114		78,114
Gain on sale of investments	(253)	(39)	(124)	(709)
Proceeds from sales of available-for-sale securities	362	92	707	3,774
Purchases of available-for-sale securities	(8)	(92)	(196)	(274)

Net cash provided by (used in) investing activities	(136)	78,374	(3,196)	79,597

Financing activities:
Proceeds from borrowings	34,500	56,550	197,700	258,561
Payments on debt	(44,500)	(68,769)	(263,340)	(250,419)
Restricted cash	—	(61,899)	61,899	(61,899)
Proceeds from issuance of common stock	—	1,193	69	1,948
Cash dividends	(351)	(693)	(2,107)	(2,764)
Payments on retirement of long-term debt	—	—	—	(15,915)
Other	—	—	(95)	(674)

Net cash used in financing activities	(10,351)	(73,618)	(5,874)	(71,162)

Effect of exchange rate changes on cash and cash equivalents	329	488	3,760	951

Increase in cash and cash equivalents	9,500	5,073	22,606	426
Cash and cash equivalents at beginning of period	30,542	12,363	17,436	17,010

Cash and cash equivalents at end of period	$40,042	$17,436	$40,042	$17,436

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Twelve Months of Fiscal 2008 and 2007

(in thousands)

By Business Unit:

	Net Sales			Gross Profit (1)
Fourth Quarter	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
RF, Wireless & Power Division	$102,996	$99,369	3.7%	$22,866	22.2%	$21,907	22.0%
Electron Device Group	26,482	26,639	(0.6)%	8,470	32.0%	8,970	33.7%
Display Systems Group	24,800	19,310	28.4%	6,214	25.1%	4,275	22.1%
Corporate	815	928		370		(2,249)

Total	$155,093	$146,246	6.0%	$37,920	24.4%	$32,903	22.5%

Twelve Months	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
RF, Wireless & Power Division	$376,203	$369,936	1.7%	$85,323	22.7%	$84,338	22.8%
Electron Device Group	103,256	101,191	2.0%	32,941	31.9%	32,942	32.6%
Display Systems Group	84,671	82,111	3.1%	17,848	21.1%	19,145	23.3%
Corporate	4,279	4,053		(513)		(4,022)

Total	$568,409	$557,291	2.0%	$135,599	23.9%	$132,403	23.8%

Note:	Corporate consists of freight and other non-specific net sales.

(1)	Included in Gross Profit for fiscal 2008 are inventory write-downs of $0.9 million in the RF, Wireless & Power Division and $1.9 million in the Display Systems Group.